UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             NALCO HOLDING COMPANY
                             ---------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                        (Title of Class of Securities)

                                  62985Q101
                                  ---------
                                (CUSIP Number)

                              December 31, 2006
                              -----------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.:   62985Q101                                      Page 2 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MANAGEMENT, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         13,795,367
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    13,795,367
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      13,795,367
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.6%  based on 143,040,860 shares outstanding as of October 31, 2006.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   62985Q101                                      Page 3 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL GP, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         13,795,367
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    13,795,367
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      13,795,367
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.6%  based on 143,040,860 shares outstanding as of October 31, 2006.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   62985Q101                                      Page 4 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MASTER FUND, LTD.
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Cayman Islands, British West Indies
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         7,868,567
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    7,868,567
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,868,567
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      |X|
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.5%  based on 143,040,860 shares outstanding as of October 31, 2006.
...............................................................................
12.   Type of Reporting Person:

      IA

                                 SCHEDULE 13G

CUSIP No.:   62985Q101                                      Page 5 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      LAWRENCE M. ROBBINS
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [ ]

      (b)  [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      United States of America
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         13,795,367
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    13,795,367
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      13,795,367
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.6%  based on 143,040,860 shares outstanding as of October 31, 2006.
...............................................................................
12.   Type of Reporting Person:

      IA

                                                            Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

            NALCO Holding Company (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1601 West Diehl Road, Naperville, Illinois 60563-1198.

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Glenview Capital Management, LLC ("Glenview Capital
                  Management");

            ii)   Glenview Capital GP, LLC ("Glenview Capital GP");

            iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

            iv)   Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, a Cayman Islands exempted company, GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b). Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153. The address of the principal business office of Glenview Capital Master Fund is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                            Page 7 of 11 Pages

Item 2(c).  Citizenship

            i) Glenview Capital Management is a Delaware limited liability company;

            ii)   Glenview Capital GP is a Delaware limited liability company;

            iii) Glenview Capital Master Fund is a Cayman Islands exempted company; and

            iv)   Mr. Robbins is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).  CUSIP Number:

            62985Q101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            (i) As of December 29, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 13,795,367 Shares. This amount consists of: (A) 624,300 Shares held for the account of Glenview Capital Partners; (B) 7,868,567 Shares held for the account of Glenview Capital Master Fund; (C) 3,549,500 Shares held for the account of Glenview Institutional Partners; (D) 1,358,800 Shares held for the account of GCM Little Arbor Master Fund, (E) 372,400 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 21,800 Shares held for the account of GCM Little Arbor Partners.

            (ii) As of December 29, 2006, Glenview Capital Master Fund may be deemed to be the beneficial owner of 7,868,567 Shares. This amount consists of 7,868,567 Shares held for its account.

Item 4(b)   Percent of Class:

            (i) The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 9.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed repot on Form 10-Q, there were approximately 143,040,860 shares outstanding as of October 31, 2006).

(ii) The number of Shares of which Glenview Capital Master Fund may be deemed to be the beneficial owner constitutes approximately 7.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed repot on Form 10-Q, there were approximately 143,040,860 shares outstanding as of October 31, 2006).

                                                            Page 8 of 11 Pages

Item 4(c)   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:

(i)   Sole power to vote or direct the vote:                                  0

(ii)  Shared power to vote or direct the vote:                       13,795,367

(iii) Sole power to dispose or direct the disposition of:                     0

(iv)  Shared power to dispose or direct the disposition of:          13,795,367

Glenview Capital Master Fund:

(i)   Sole power to vote or direct the vote:                                  0

(ii)  Shared power to vote or direct the vote:                        7,868,567

(iii) Sole power to dispose or direct the disposition of:                     0

(iv)  Shared power to dispose or direct the disposition of:           7,868,367


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable

Item 6.     Ownership of More than Five  Percent on Behalf of Another  Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                  GLENVIEW CAPITAL MANAGEMENT, LLC


                                         By: /s/ Lawrence M. Robbins
                                             ---------------------------------
                                         Name:  Lawrence M. Robbins
                                         Title: Chief Executive Officer

Date: February 14, 2007                  GLENVIEW CAPITAL GP, LLC


                                         By: /s/ Lawrence M. Robbins
                                             ---------------------------------
                                         Name:  Lawrence M. Robbins
                                         Title: Chief Executive Officer

Date: February 14, 2007                  GLENVIEW CAPITAL MASTER FUND, LTD.

                                         By:  Glenview Capital Management, LLC
                                              As Investment Manager

                                         By: /s/ Lawrence M. Robbins
                                             ---------------------------------
                                         Name:  Lawrence M. Robbins
                                         Title: Chief Executive Officer

Date: February 14, 2007                  LAWRENCE M. ROBBINS


                                         /s/ Lawrence M. Robbins
                                         ----------------------------

                                                           Page 10 of 11 Pages

                                 EXHIBIT INDEX

Ex.                                                                   Page No.

A     Joint Filing Agreement, dated February 14, 2007 by and
      among  Glenview  Capital  Management,   LLC,  Glenview             11
      Capital  GP, LLC, Glenview  Capital  Master  Fund,
      Ltd., and Lawrence M. Robbins.......

                                                            Page 11 of 11 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of NALCO Holding Company dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2007                  GLENVIEW CAPITAL MANAGEMENT, LLC


                                         By: /s/ Lawrence M. Robbins
                                             ---------------------------------
                                         Name:  Lawrence M. Robbins
                                         Title: Chief Executive Officer

Date: February 14, 2007                  GLENVIEW CAPITAL GP, LLC


                                         By: /s/ Lawrence M. Robbins
                                             ---------------------------------
                                         Name:  Lawrence M. Robbins
                                         Title: Chief Executive Officer

Date: February 14, 2007                  GLENVIEW CAPITAL MASTER FUND, LTD.

                                         By:  Glenview Capital Management, LLC
                                              As Investment Manager

                                         By: /s/ Lawrence M. Robbins
                                             ---------------------------------
                                         Name:  Lawrence M. Robbins
                                         Title: Chief Executive Officer

Date: February 14, 2007                  LAWRENCE M. ROBBINS


                                         /s/ Lawrence M. Robbins
                                         ----------------------------